

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 2, 2009

Mr. Chris A. Dittmar
Chief Executive Officer
EnDevCo, Inc.
2425 Fountainview, Suite 250
Houston, Texas 77057

> **Re:** **EnDevCo, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed December 3, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 13, 2008**
> **Response Letter Dated December 16, 2008**
> **File No. 001-31433**

Dear Mr. Dittmar:

We have completed our review of your filings and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief